Exhibit 99.1

December 21, 2011

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Gazit-Globe Ltd. (the “Company”) – Closing of Equity One’s Transaction

Pursuant to the Company’s immediate report dated September 27, 2011, regarding the strategic sale by its fully-consolidated subsidiary Equity One Inc.1 (“EQY”), of 36 shopping centers for a purchase price of approximately $473 million (reference no. 2011-01-285912), the Company is pleased to report that on December 20, 2011, EQY announced the closing of the transaction.

We attach hereto a copy of EQY’s report, as it was published in the United States.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

[1]

EQY is traded on the New York Stock Exchange. The Company holds, through wholly-owned private companies, about 34.12% of EQY's share capital and about 31% of its voting rights (approximately 29.64% on a fully-diluted basis). In addition, Gazit America Inc., a subsidiary of the Company (73.09% of its share capital) that is traded on the Toronto Stock Exchange, holds through its wholly-owned private subsidiaries an additional approximately 12.69% of EQY's share capital and about 11.52% of its voting rights (approximately 11.02% on a fully- diluted basis).

Equity One, Inc. 1600 NE Miami Gardens Drive North Miami Beach, FL 33179 305-947-1664	For additional information: Mark Langer, EVP and Chief Financial Officer

FOR IMMEDIATE RELEASE:

Equity One Closes on Sale of 36 Shopping Centers for $473 million

North Miami Beach, FL. December 20, 2011 - Equity One, Inc. (NYSE:EQY), an owner, developer, and operator of shopping centers, announced that it has closed on its previously announced sale of 36 shopping centers, comprising approximately 3.9 million square feet, for $473.1 million to Blackstone Real Estate Partners VII.

The shopping centers sold in this transaction are predominately located in the Atlanta, Tampa and Orlando markets, with additional properties located in North Carolina, South Carolina, Alabama, Tennessee and Maryland.

Proceeds from this transaction will be used to reduce debt, to fund redevelopment and development projects, for future acquisitions and other corporate purposes.

“The sale of this portfolio is a significant milestone in our strategic plan as we execute on our capital recycling efforts,” said Jeff Olson, Chief Executive Officer. “We are pleased with the progress we made during the year to dispose of non-strategic assets and to redeploy proceeds into our core target markets including New York, Boston, Miami, San Francisco, and Los Angeles.”

ABOUT EQUITY ONE, INC.

As of September 30, 2011, Equity One owned or had interests in 199 properties, consisting of 176 shopping centers comprising approximately 20.7 million square feet, eight development or redevelopment properties, eight non-retail properties, and seven land parcels. Additionally, Equity One had joint venture interests in 16 shopping centers and two office buildings totaling approximately 2.7 million square feet.

FORWARD LOOKING STATEMENTS

Certain matters discussed by Equity One in this press release constitute forward-looking statements within the meaning of the federal securities laws. Although Equity One believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that these expectations will be achieved. Factors that could cause actual results to differ materially from current expectations include changes in macro-economic conditions and the demand for retail space in the states in which Equity One owns properties; the continuing financial success of Equity One’s current and prospective tenants; the risks that Equity One may not be able to proceed with or obtain necessary approvals for development or redevelopment projects or that it may take more time to complete such projects or incur costs greater than anticipated; the availability of properties for acquisition; the extent to which continuing supply constraints occur in geographic markets where Equity One owns properties; the success of its efforts to lease up vacant space; the effects of natural and other disasters; the ability of Equity One to successfully integrate the operations and systems of acquired companies and properties; changes in Equity One’s credit ratings; and other risks, which are described in Equity One’s filings with the Securities and Exchange Commission.